CUSIP No. 05460X109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Axion Power International, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05460X109

(CUSIP Number)

Kathryn Klinedinst, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7576

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2007
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05460X109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) ☒ (B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 18,571,429.5
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,571,429.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,571,429.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11) 51.0%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)           Based on 36,415,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

CUSIP No. 05460X109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) ☒ (B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 18,571,429.5
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,571,429.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,571,429.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11) 51.0%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)           Based on 36,415,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

CUSIP No. 05460X109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) ☒ (B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 18,571,429.5
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,571,429.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,571,429.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11) 51.0%(1)

(14)	Type of Reporting Person (See Instructions) OO

(1)           Based on 36,415,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

CUSIP No. 05460X109

Item 1.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on April 30, 2008 (the “Initial Schedule 13D”).  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

This Amendment No. 1 is being made to disclose the acquisition of additional shares of Common Stock of the Issuer.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 1, each reporting person beneficially owns 18,571,429.5 shares of Common Stock, which are held of record by the Trust.

(b)           Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c)           On January 14, 2008, the Reporting Persons and Issuer entered into a Security Purchase Agreement (the “SPA”), pursuant to which the Issuer agreed to issue to the Reporting Persons up to 8,571,429 shares of Common Stock, together with warrants entitling the Reporting Persons to purchase up to 10,000,000 additional shares of Common Stock in exchange for a total investment of $18.0 million, to be divided into three separate tranches.   The first tranche closed on January 14, 2008, and the second tranche closed on April 17, 2008.  The first two tranches are more fully described in the Initial Schedule 13D, which contains as exhibits copies of the SPA and the warrant agreements.

On June 30, 2008, the Issuer completed the third and final tranche whereby the Reporting Persons invested $10.0 million in exchange for 4,761,905 shares of Common Stock and warrants to purchase an additional 4,761,905 shares of Common Stock at an exercise price of $2.60 per share.  All of the warrants issued to the Reporting Persons expire on June 29, 2013.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D.

CUSIP No. 05460X109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: December 5, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 05460X109

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D

The undersigned agree that Amendment No. 1 Schedule 13D with respect to the Common Stock of Axion Power International, Inc. is a joint filing being made on their behalf.

Dated: December 5, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Monica Chavez Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust